FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 000-28994

Eidos plc

Wimbledon Bridge House,
1 Hartfield Road, Wimbledon,
London, United Kingdom
44 208 636 3000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__N/A_____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eidos plc

	By:	/S/ Stuart Cruickshank
Stuart Cruickshank
Chief Financial Officer

	By:	/S/ Michael McGarvey
Michael McGarvey
Chief Executive Officer
Date: 30 April, 2005

Exhibit Index

Exhibit Number	Exhibit Description

99.1	Schedule 10, Notification of major interests in Shares, dated 31 March, 2005

99.2	Schedule 10, Notification of major interests in Shares, dated 31 March, 2005

99.3	Schedule 10, Notification of major interests in Shares, dated 31 March, 2005

99.4	Schedule 10, Notification of major interests in Shares, dated 31 March, 2005

99.5	Rule 8 Disclosure, dated 1 April, 2005

99.6	Schedule 10, Notification of major interests in Shares, dated 4 April, 2005

99.7	Schedule 10, Notification of major interests in Shares, dated 6 April, 2005

99.8	Schedule 10, Notification of major interests in Shares, dated 7 April, 2005

99.9	Schedule 10, Notification of major interests in Shares, dated 8 April, 2005

99.10	Schedule 10, Notification of major interests in Shares, dated 11 April, 2005

99.11	Schedule 10, Notification of major interests in Shares, dated 11 April, 2005

99.12	Schedule 10, Notification of major interests in Shares, dated 11 April, 2005